UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                              JOHNSON OUTDOORS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Linda L. Sturino
                                 555 Main Street
                                    Suite 500
                             Racine, Wisconsin 53403
                                 (262) 260-4046


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 22, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                            --------------------------

CUSIP NO. 479254 10 4                                      PAGE 2 OF 9 PAGES
--------------------------                            --------------------------
---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Helen P. Johnson-Leipold

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    2      (See Instructions)                                (a)  [ x]
                                                             (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      808,155 shares (1)(2)
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,329,308 shares (2)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       808,155 shares (1)(2)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,329,308 shares (2)
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,137,463 shares (1)(2)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                              |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.7% of the Class A Common Stock (1)(2)(3)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

         (1) Includes options to acquire 655,000 shares of Class A Common Stock that are exercisable within 60 days and the 3,643 shares of Class A Common Stock held in the Reporting Person's 401(k) plan as of November 1, 2003.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Based on 7,553,084 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of April 14, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended April 2, 2004 filed with the Securities and Exchange Commission on May 17, 2004, and 655,000 options held by Ms. Johnson-Leipold to purchase shares of Class A Common Stock that are exercisable within 60 days.

                                  SCHEDULE 13D

--------------------------                            --------------------------

CUSIP NO. 479254 10 4                                      PAGE 3 OF 9 PAGES
--------------------------                            --------------------------
---------- ---------------------------------------------------------------------


           NAME OF REPORTING PERSON
    1      Imogene P. Johnson

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    2      (See Instructions)                                (a)  [ x]
                                                             (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      32,288 shares
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   3,416,859 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       32,288 shares
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       2,379,529 shares (1)
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,449,147 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                      |_|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           39.3% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

     (1) Includes 1,062,330 shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (2) Based on 7,553,084 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of April 14, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended April 2, 2004 filed with the Securities and Exchange Commission on May 17, 2004.

                                  SCHEDULE 13D

--------------------------                            --------------------------

CUSIP NO. 479254 10 4                                      PAGE 4 OF 9 PAGES
--------------------------                            --------------------------
---------- ---------------------------------------------------------------------


---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988 20-6217605

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    2      (See Instructions)                                (a)  [ x]
                                                             (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      0 shares
            OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   3,416,859 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       0 shares
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       3,416,859 shares (1)
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,416,859 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                      |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           38.9% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO*

---------- ---------------------------------------------------------------------

         *The Reporting Person is a trust.
         (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (2) Based on 7,553,084 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of April 14, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended April 2, 2004 filed with the Securities and Exchange Commission on May 17, 2004.

                                  SCHEDULE 13D

--------------------------                            --------------------------

CUSIP NO. 479254 10 4                                      PAGE 5 OF 9 PAGES
--------------------------                            --------------------------
---------- ---------------------------------------------------------------------


         THIS AMENDMENT NO. 4 TO SCHEDULE 13D is filed jointly by Helen P. Johnson-Leipold ("Ms. Johnson-Leipold"), Imogene P. Johnson ("Ms. Johnson") and the Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988 (the "1988 Trust"). In this Amendment No. 4 to Schedule 13D, Ms. Johnson-Leipold, Ms. Johnson and the 1988 Trust are sometimes individually referred to as a "Reporting Person" and collectively referred to herein as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by the other Reporting Person or any other person. This filing shall serve to amend and supplement the Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on June 2, 2004.


ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended as follows:

         On May 22, 2004 Samuel C. Johnson passed away and in connection therewith Ms. Johnson-Leipold has succeeded Ms. Johnson as the trustee of the Johnson Outdoors Inc. Class B Common Stock Voting Trust (for a description of the Voting Trust Agreement see Item 6 of Ms. Johnson-Leipold's Schedule 13D filed with the SEC on January 10, 1994 and Item 6 of Amendment No. 1 to Ms. Johnson's Schedule 13D filed with the SEC on January 14, 2004). The Voting Trust holds shares of Class B Common Stock reported herein on pages 2 and 4.


ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

                Item 7 is hereby amended as follows:

         Exhibit No.                Title
         -----------                -----

         99.7. Amendment to Johnson Outdoors Inc. Class B Common Stock Voting Trust.

                                  SCHEDULE 13D

--------------------------                            --------------------------

CUSIP NO. 479254 10 4                                      PAGE 6 OF 9 PAGES
--------------------------                            --------------------------
---------- ---------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  June 24, 2004                   /s/ Helen P. Johnson-Leipold
                                        ----------------------------------------
                                        Helen P. Johnson-Leipold


Dated:  June 24, 2004                   /s/ Imogene P. Johnson
                                        ----------------------------------------
                                        Imogene P. Johnson


Dated:  June 24, 2004                   Samuel C. Johnson 1988 Trust Number One
                                        u/a September 14, 1988


                                        /s/ Imogene P. Johnson
                                        ----------------------------------------
                                        Imogene P. Johnson, co-Trustee

                                                                    Exhibit 99.7


                       AMENDMENT TO VOTING TRUST AGREEMENT



                  WHEREAS, pursuant to powers reserved to them in paragraph 18 of that certain Voting Trust Agreement dated December 30, 1993 (the "Agreement") among Imogene P. Johnson as Voting Trustee; Johnson Worldwide Associates, Inc.; Johnson Heritage Trust Company as Depository; and certain shareholders of Johnson Worldwide Associates, Inc., such parties wish to amend the Agreement in certain respects;

                  WHEREAS, the Agreement was previously amended by Amendments to Voting Trust Agreement dated March 3, 1995, October 29, 1997 and March 10, 1998 (the "Amendments"); and

                  WHEREAS, pursuant to the provisions of paragraph 14 of the Agreement the parties wish to act by unanimous written consent rather than through a special meeting of Voting Trust Unit Holders to effect such further amendment.

                  NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, it is agreed as follows:

                  1. Capitalized terms used in the recitals and in the Amendments shall have the same meaning as in the Agreement.

                  2. Whenever used in the Agreement or in the Amendments, the terms "Johnson Worldwide Associates, Inc." and the "Corporation" shall both refer to Johnson Outdoors Inc., a Wisconsin corporation.

                  3. Whenever used in the Agreement or in the Amendments, the term "Johnson Heritage Trust Company" shall mean Johnson Trust Company, a Wisconsin corporation.

                  4. Paragraph 11 of the Agreement, as amended by the Amendments, is deleted and the following new paragraph 11 is substituted therefor:

         "11. VOTING TRUSTEE
              --------------

                  "A. The initial Voting Trustee shall be Imogene P. Johnson. Imogene P. Johnson shall serve as Voting Trustee until the earliest to occur of (i) her death, (ii) her disability, (iii) her resignation or
         (iv) the death of Samuel C. Johnson.

                  "B. If the initial Voting Trustee ceases to act for any reason, Helen Johnson-Leipold, if legally competent, shall act as successor Voting Trustee until the earliest to occur of (i) her death,
         (ii) her disability, (iii) her resignation or (iv) the expiration of the term of such trustee in accordance with the application of the provisions of subparagraphs D and E below.

                  "C. Appointment of further successor voting trustees and removal of a successor voting trustee, however appointed shall be undertaken by a committee to be called the Voting Trustee Appointment and Remover Committee (the `Committee') formed and convened as provided below:

                  "(1) The Committee may be convened by the then acting Voting Trustee of this Voting Trust or upon written notice, specifying the purpose for which the Committee is to be convened, delivered to the then acting Voting Trustee of the Voting Trust, by any of:

                           "(a) Any two or more parties to this Agreement;

                           "(b) Voting Trust Unit Holders who are legally
                  competent descendants of Samuel C. Johnson and who are members of two or more Family Groups, defined in subparagraph C(2)(a), below, or from one Family Group if there are then two or fewer Family Groups;

                           "(c) Any legally competent descendant of Samuel C.
                  Johnson who is a Voting Trust Unit Holder, for the purpose of selecting a successor Voting Trustee when a vacancy exists which has not otherwise been filled; or

                           "(d) Samuel C. Johnson, if legally competent,
                  otherwise Imogene P. Johnson, if legally competent, otherwise Helen Johnson-Leipold, if legally competent, otherwise the non-Family Group member described in subparagraph C(2)(e) below, on behalf of the descendants of Samuel C. Johnson who are Voting Trust Unit Holders for the purpose of selecting a successor Voting Trustee if, in the sole judgment of Samuel C. Johnson, otherwise Imogene P. Johnson, otherwise Helen Johnson-Leipold, otherwise such non-Family Group member, as the case may be, the functions of the Committee can be better served by having the Committee convened by Samuel C. Johnson, Imogene P. Johnson, Helen Johnson-Leipold or the non-Family Group member rather than by having the Committee convened by such a descendant.

         Should the acting Voting Trustee refuse or fail to convene the Committee within fifteen (15) days after delivery of the written notice referred to above, or should there be no then acting Voting Trustee, then the Committee may be convened by any party who signed the original written notice. The Committee is to be convened as soon as possible, but not later than twenty-one (21) days after delivery of a written notice referred to above in this subparagraph C(1). For purposes of this subparagraph C(1), a descendant of Samuel C. Johnson can act either in his or her individual capacity or in his or her capacity as a fiduciary.

                  "(2) The Committee shall consist of Samuel C. Johnson, if he is then living, legally competent and willing to act, otherwise Imogene
         P. Johnson, if she is then living, legally competent and willing to act, and one representative from each Family Group (defined below). If Samuel C. Johnson cannot or does not act as a member of the Committee, his place on the Committee shall be filled by Imogene P. Johnson, if she is then living, legally competent and willing to act. If Imogene P. Johnson cannot or does not act as a member of the Committee, her place on the Committee shall be filled by a member selected in the manner provided in subparagraph C(2)(e) below.

                           "(a) A Family Group shall be created and named for
                  each of the children of Samuel C. Johnson: S. Curtis Johnson; Helen Johnson-Leipold; H. Fisk Johnson and Winifred J. Marquart. The members of each Family Group shall consist of the child of Samuel C. Johnson for whom the Family Group is named and his or his respective lineal descendants (including adopted persons).

                           "(b) Each Family Group shall be represented on the
                  Committee by the child of Samuel C. Johnson for whom the Family Group is named as long as he or she is living, legally competent and willing to act. A child of Samuel C. Johnson may name one or more legally competent persons to act as his or his successor as Family Group representative to act immediately, prospectively or successively, but one at a time, and may specify the term, order or circumstances under which the successor is to serve in a writing filed with the Voting Trust records, or by will. If such a designated successor is not a descendant of Samuel C. Johnson then such designation, and the term, order or other circumstances under which the successor is to serve must be approved in writing by a majority of Family Groups acting at the time the designation is made, which approval shall not be unreasonably withheld. Such written approval is to be filed with the appropriate Voting Trust records. If a designated successor is not a descendant of Samuel C. Johnson, he or she may be removed as representative of a family group at any time after he or she commences to serve as such by majority vote of the other Committee members, other than the non-Family Group member.

                           "(c) If a Family Group does not have a representative
                  acting or designated pursuant to the preceding subparagraph
                  (b), the Family Group shall select one legally competent member of such Family Group to represent the Family Group on the Committee. Such selection shall be by majority vote of the legally competent members of the Family Group who have attained age thirty (30) years. If no such vote can be or is taken, the eldest member of such Family Group who is willing and legally competent to act shall represent the Family Group on the Committee. The foregoing provisions of this subparagraph (c) notwithstanding, if a member of a Family Group is a Director or a Vice President or more senior officer of Johnson Worldwide Associates, Inc. or of any successor to its business, then such member, if legally competent and willing to act, shall be the Family Group's representative on the Committee. If more than one member of the Family Group is such an officer, then the most senior officer in terms of title held who is legally competent and willing to act shall represent the Family Group. If two or more members of the Family Group hold the same title, then the most senior in time in that title who is legally competent and willing to act shall represent the Family Group. These provisions shall apply even if members of a Family Group with the same title are employed by or are directors of different companies which are successors to the business now being carried on by Johnson Worldwide Associates, Inc. Samuel C. Johnson or Imogene P. Johnson if Samuel C. Johnson for any reason is not a member of the Committee, and each Family Group shall have one vote for all purposes as to matters on which the Committee is to vote. Each Family Group shall vote through its representative on the Committee.

                           "(d) During any period in which there is no legally
                  competent member of a Family Group willing or able to act, then such Family Group shall have no representative, unless the child of Samuel C. Johnson for whom the Family Group is named shall have lodged with the Voting Trust records a written designation of a successor to represent such Family Group and the written consent of a majority of the other Family Groups, if required, has been lodged with the Voting Trust records as provided in subparagraph C(2)(b), above.

                           "(e) If Samuel C. Johnson and Imogene P. Johnson are
                  both unable or unwilling to act as a member of the Committee, his or her place as a member of the Committee shall be filled by not less than one nor more than three individuals who are not descendants of Samuel C. Johnson or spouses of descendants of Samuel C. Johnson selected by a majority of the Family Groups acting at the time the selection is to be made. Such individual or individuals, shall be called the `non-Family Group member.' If the non-Family Group member consists of more than one individual, it shall, however, have a single vote as to any matter in which it is entitled to vote, and such vote shall be determined by majority vote of those individuals who constitute the non-Family Group member.

                           "(f) If neither Samuel C. Johnson nor Imogene P.
                  Johnson is a member of the Committee, the non-Family Group member selected to serve on the Committee in accordance with subparagraph C(2)(e) above, shall be a person or persons of good judgment, experienced in business and related affairs, who is or who are knowledgeable of the family of Samuel C. Johnson (the `Johnson Family') and of the goals and objectives of the Johnson Family, including the relationship of this Voting Trust to the business being conducted by Johnson Worldwide Associates, Inc. or of any successor to its business. The non-Family Group member shall act as an advisor to the Committee. It would be expected that if the representatives of the Family Groups are unable to agree upon a particular course of action, the views and counsel of such non-Family Group member would be given substantial weight by the Committee. The non-Family Group member shall be a voting member of the Committee only as hereinafter provided in subparagraph E(2), below.

                  "D. If the Committee is convened to consider the removal of an acting Voting Trustee, the Committee shall function as provided below:

                  "(1) The Committee may retain counsel or other experts it deems appropriate, and all such costs attributable to such retention shall be proper expenses of the Voting Trust.

                  "(2) The Committee may seek and review whatever information it deems pertinent. However, it must consider the following areas, if relevant to the evaluation of the Voting Trustee when removal is being considered:

                           "(a) Performance of the Voting Trustee as a fiduciary
                  including voting of stock and trust distributions;

                           "(b) Any pertinent medical information;

                           "(c) Any threatened, pending, existing or resolved
                  litigation involving the Voting Trustee personally or as Voting Trustee; and

                           "(d) Any pending, existing or resolved criminal or
                  administrative proceeding involving the Voting Trustee personally or as Voting Trustee.

                  "(3) Each member of the Committee other than the non-Family Group member shall have one vote. A vote of a majority of Committee members eligible to vote for removal shall be required to remove an acting Voting Trustee. Upon the vote of removal and the delivery to the acting Voting Trustee of a written notice of removal, the term of an acting voting Trustee shall terminate.

                  "E. In the event of any vacancy in the office of Voting Trustee, whether as a result of the removal of a Voting Trustee, or because of a Voting Trustee's resignation, death, incapacity, expiration of term, or otherwise, the Committee convened in the manner provided in subparagraph B above, or if convened for purposes of removing an acting Voting Trustee, such Committee as then constituted, shall fill such vacancy.

                  "(1) The appointment of a successor Voting Trustee by the Committee shall be by majority vote of Committee members eligible to vote for a successor Voting Trustee. A successor Voting Trustee shall be a descendant of Samuel C. Johnson (including adopted persons) so long as one is living, legally competent and willing to serve as successor Voting Trustee. If the Committee determines that there is then no such descendent, the Committee may appoint as successor Voting Trustee a person who is not a descendant of Samuel C. Johnson, or a corporation to act, subject to the provisions of this paragraph 11.

                  "(2) If no majority vote is attained, then Samuel C. Johnson, if then a member of the Committee, otherwise Imogene P. Johnson, if then a member of the Committee, otherwise the non-Family Group member of the Committee, shall vote to break the deadlock and the candidate for whom Samuel C. Johnson, Imogene P. Johnson or such non-Family Group member's vote is cast shall be deemed to have received a majority of votes cast.

                  "(3) The appointment of a successor Voting Trustee by the Committee shall become effective upon delivery of the written acceptance of such successor Voting Trustee to the Committee. Each successor voting trustee, including the successor appointed herein by Samuel C. Johnson, shall serve a term of five (5) years, subject to the other provisions of this paragraph 11.

                  "(4) If the Committee fails to convene to select a successor Voting Trustee at the end of any five (5) year term and if such failure continues for a period of thirty (30) days following the expiration of any such five (5) year term, the tenure of any successor Voting Trustee acting hereunder shall automatically continue for an additional five
         (5) year period without the requirement of an additional acceptance by the successor Voting Trustee.

                  "(5) In selecting a successor Voting Trustee, the Committee shall review and evaluate those factors it deems necessary to reach a decision which reflects the interests of the Unit Holders of this Voting Trust and of the descendants of Samuel C. Johnson, and which will protect, strengthen and continue the relationship between those individuals and the principal family business now carried on under the name of Johnson Worldwide Associates, Inc. In addition to the other factors the Committee deems important, it shall also consider as to a candidate for successor Voting Trustee:

                           "(a) Demonstrated business accomplishments;

                           "(b) Demonstrated leadership abilities;

                           "(c) Demonstrated sound judgment;

                           "(d) Knowledge of the business or businesses of
Johnson Worldwide Associates, Inc.;

                           "(e) Personal achievements of a civic, philanthropic
or political nature;

                           "(f) Working relationship with descendants of Samuel
C. Johnson; and

                           "(g) Willingness to assume the duties and
responsibilities of successor Voting Trustee.

                  "(6) No successor Voting Trustee appointed or acting pursuant to this paragraph 11 shall be responsible for the acts of his or her predecessor.

                  "F. Notice under subparagraphs C, D and E above shall be deemed delivered three (3) business days after written notice is placed in the United States mail, postage prepaid.

                  "G. In order that members of the Family Groups can be apprised of the activities of a successor Voting Trustee appointed under the provisions of this paragraph 11, a successor Voting Trustee will provide an annual report to each adult descendant of Samuel C. Johnson who is a Unit Holder of the Voting Trust living at the end of each calendar year. This report should include appropriate financial information for the Voting Trust.

                  "H. Notwithstanding any other provisions hereof, anyone acting as a successor Voting Trustee appointed or designated under the provisions of this document, other than Samuel C. Johnson or Imogene P. Johnson, shall, upon reaching the age of seventy (70) years, resign as successor Voting Trustee and cause the Committee to convene to appoint a successor as provided in subparagraph E above.

                  "I. `Such questioned person' for all purposes of this document shall mean any committee member or prospective Committee member, and any acting Voting Trustee of the Voting Trust, including Samuel C. Johnson or Imogene P. Johnson, as to whom a question arises hereunder regarding his or her physical or mental capacity, including a decision as to whether a successor Voting Trustee should be appointed because of the incapacity of such questioned person. The procedure set forth in this subparagraph I shall be followed when an issue arises as to the physical or mental capacity of such questioned person and there has not been a formal adjudication of incompetency or equivalent finding, nor has a guardian or conservator been appointed for such questioned person.

                  "(1) The Committee shall be convened as provided in subparagraph C above.

                  "(2) The Committee shall determine by majority vote of Committee members eligible to vote (excluding for this purpose the non-Family Group member and such questioned person, if then eligible to act as a Committee member) whether or not circumstances exist which warrant a formal medical review of the physical or mental condition or capacity of such questioned person.

                  "(3) If there is a majority vote to proceed with a formal medical review referred to above, then the Committee shall select a group of three examining physicians. If a physician shall have examined such questioned person within eighteen (18) months preceding the date the Committee is convened pursuant to subparagraph (a), above, then the most recent such physician to have examined such questioned person who is willing to act as such shall be an examining physician. The remaining examining physicians shall be physicians employed by the Mayo Foundation of Rochester, Minnesota and selected under the supervision of its Board of Governors. At least one of the examining physicians shall be a psychiatrist.

                  "(4) Each examining physician shall examine such questioned person. With such questioned person's prior written authorization to release resulting medical information to the Committee, each examining physician shall provide a written opinion to the Committee stating whether, in such examining physician's professional opinion such questioned person is incapable or impaired from functioning as Voting Trustee or successor Voting Trustee of the Voting Trust, or to act as a Committee member under the provisions of this document and if so, the nature of such incapacity or impairment. In addition, the examining physicians shall describe any addictive condition, any psychological or psychiatric impairment, and any neurological or other condition which such questioned person has and which may affect such questioned person's actions as Voting Trustee, successor Voting Trustee, committee member or prospective committee member. For the guidance of the examining physicians, the duties of Voting Trustee or successor Voting Trustee of the Voting Trust require an ability to: understand the business being conducted by Johnson Worldwide Associates, Inc., of Racine, Wisconsin; vote the stock of Johnson Worldwide Associates, Inc. held by the Trust in the election of directors, or otherwise; and otherwise exercise the responsibilities and duties of a Voting Trustee. The duties of a Committee member include maintaining an on-going awareness of the activities of an acting Voting Trustee, participation in any decisions as to whether an acting Voting Trustee should be removed, and participation in the selection of a successor Voting Trustee whenever a vacancy in the office of Voting Trustee occurs.

                  "(5) The Committee shall review the written professional opinions of the examining physicians and determine, by majority vote of Committee members eligible to vote (excluding for this purpose the non-Family Group member and such questioned person, if then eligible to serve as a Committee member) whether action with regard to such questioned person is advisable including but not limited to determining whether to remove an acting Voting Trustee and to appoint a successor Voting Trustee. With specific regard to Samuel C. Johnson or Imogene P. Johnson, neither shall continue to act as Voting Trustee, and shall be deemed to have resigned as Voting Trustee, if at least two of the three examining physicians indicate that Samuel C. Johnson or Imogene P. Johnson is unable to continue to act as Voting Trustee of the Voting Trust. In such event, the Committee shall implement the provisions of this paragraph 11 as to the appointment of a successor trustee. The decisions of the Committee in these regards shall be binding upon all interested persons, including Samuel C. Johnson or Imogene P. Johnson.

                  "(6) To facilitate the implementation of this subparagraph I, any person acting as a Voting Trustee or as a successor Voting Trustee of the Voting Trust shall endeavor to have a thorough medical evaluation at least once every eighteen (18) months. Failure of any person to have such a medical evaluation shall not, however, by itself, be the basis for requiring an examination by the examining physicians.

                  "(7) Failure of a questioned person within three months from the time a request is made by the Committee to be examined by the examining physicians, or to execute a written authorization of release of medical information from the examination to the Committee, may be considered by the Committee as a basis for concluding that such questioned person is incapacitated.

                  "(8) The provisions of this subparagraph I are intended to provide a procedure for the Committee to follow in the event a question regarding physical or mental capacity arises, and are not intended to reduce or otherwise affect the absolute power of the Committee to remove a successor Voting Trustee with or without cause as provided in subparagraph D above.

                  "(9) Members of the Committee and each person acting as a

         Voting Trustee or successor Voting Trustee of the Voting Trust, on behalf of themselves and their respective successors in interest, shall be deemed to agree, as an inducement to obtain the participation of an examining physician, to indemnify and hold harmless each such examining physician and such examining physician's employers, agents, assigns and successors in interest from any civil liability arising from the performance of the duties of an examining physician hereunder, to the extent any such civil liability does not arise from such examining physician's gross negligence or willful misconduct."

                  "J. If a vacancy has not otherwise been filled within sixty
         (60) days from the date the vacancy occurs, a successor Voting Trustee shall be elected by a majority of Units then outstanding."

                  "K. The rights, powers and privileges of the initial Voting Trustee named hereunder shall extend to and be exercised by any successor Voting Trustee, with the same effect as if such successor or successors had originally been a party to this Agreement. The word `Trustee,' as used in this Agreement, means the Voting Trustee or any successor Voting Trustee acting hereunder, and shall include both the singular and the plural number. The words `he,' `him' and `his' as used in this Agreement in reference to the Voting Trustee shall mean `they,' `them' and `their' respectively, when more than one Voting Trustee is acting hereunder, or `she,' `her' or `hers,' respectively, if the Voting Trustee is female. Whenever more than two Voting Trustees are acting hereunder, or when the Committee is acting or voting, decisions shall be made by a majority of the Voting Trustees or of the Committee then acting, unless otherwise herein provided.

                  "L. The Voting Trustee is not to receive any compensation for his or her services hereunder. The Voting Trustee may employ counsel and obtain such other assistance as may be necessary or convenient in the performance of his or her functions. The Voting Trustee shall be reimbursed and indemnified by the Voting Trust Unit Holders for and against any and all claims, expenses and liabilities incurred by him or her, or asserted against him or her, in connection with or growing out of this Agreement or the discharge of his or her duties hereunder, other than in connection with the gross negligence or willful misconduct of the Voting Trustee. Any such claims, expenses or liabilities shall be charged to the Voting Trust Unit Holders pro rata, and may be deducted from the dividends or other distributions to them, or may be made a charge payable conditioned upon the delivery of voting shares in exchange for Voting trust Units as provided herein and the Voting Trustee shall be entitled to a lien therefor upon the voting shares, funds or other property held in his or her possession.

                  "M. Under no circumstances shall the Voting Trustee have any power or authority to engage in any trade or business or in any other activity not specifically contemplated herein.

                  "N. Any dispute or disagreement which cannot be resolved under the provisions of this paragraph 11 shall be resolved by arbitration pursuant to the commercial rules of arbitration of the American Arbitration Association in effect in Milwaukee, Wisconsin at the time such matter is submitted for arbitration.

                  "O. Each paragraph and each subparagraph of this paragraph 11 shall be severable from each other and if any provision hereof shall be declared invalid, it shall not affect the other provisions hereof, or their application, provided they can be given effect without the invalid provision."

                  5. The parties in all other respects ratify and confirm the Agreement, as amended.

                  Executed at Racine, Wisconsin this 29th day of April, 2004.



/s/ Imogene P. Johnson
-------------------------------------
Imogene P. Johnson, as Voting Trustee



JOHNSON OUTDOORS INC.

By:  /s/ Helen Johnson-Leipold
   ---------------------------------
     As its:  Chairman



/s/ Helen Johnson-Leipold
-------------------------------------
Helen Johnson-Leipold, as successor trustee                135,000 units
of the Samuel C. Johnson Family Trust dated
December 23, 1986



JWA CONSOLIDATED, INC.                                     685,536 units

By:  /s/ Linda L. Sturino
     -------------------------------

     As its:  Vice President




/s/ S. Curtis Johnson
-------------------------------------
S. Curtis Johnson, as successor trustee of the             105,128 units
H. F. Johnson Foundation Trust #1 f/b/o
Samuel C. Johnson, et al, dated January 1, 1965



/s/ Samuel C. Johnson
-------------------------------------
Samuel C. Johnson, as trustee of the H.F.                   64,620 units
Johnson Distributing Trust #1 f/b/o Samuel
C. Johnson, et al, dated December 31, 1959

/s/ Samuel C. Johnson
-------------------------------------
Samuel C. Johnson, as trustee of the Samuel                 47,046 units
C. Johnson 1988 Trust Number One dated
September 14, 1988



JOHNSON BANK

By:  /s/ Brian Lucareli
   ----------------------------------
     As its:  Senior Vice President
                    Depository